NAME OF REGISTRANT: Entergy
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Entergy 2015 Proxy Statement:
ADOPT AN EXECUTIVE COMPENSATION INCENTIVE FOR CARBON REDUCTION

Entergy, Symbol: ELA
Filed by: As You Sow

PROPONENTS URGE A “YES” VOTE ON PROPOSAL 6 TO INCLUDE AN EXECUTIVE COMPENSATION INCENTIVE FOR CARBON REDUCTION. Research has verified the need to “align corporate executive compensation with long-term goals and strategies and with long-term shareowner interests.”1 The U.S. electric power sector is an excellent example of the troubling dichotomy between misaligned shareholder and executive best interests.

This misalignment has occurred as a result of the power sector’s decarbonization in response to climate change. Carbon intensity is now a key performance indicator for power companies, with carbon reduction driving value, and carbon assets increasing risk. Companies are more frequently incentivizing named executive officers to deliver on climate goals. For example, Intel, Xcel Energy, Alcoa, ING, National Grid, Shell, Suncor Energy (among others) have all integrated climate metrics into pay packages.2 The focus on climate is as much financial as environmental; corporate carbon management results in a range of improved financial outcomes, such as increased efficiency, improved branding and competitiveness, reduced regulatory and stranded asset risk.

However, Entergy’s incentive structure rewards its executives for continuing carbon intense activities, which explains Entergy’s minimal carbon reduction efforts compared to peers. An executive bonus for carbon reduction would also encourage the company’s leadership to reduce Entergy’s carbon emissions, which despite a much publicized “carbon stabilization goal”, have been rising for years.

1 CFA Institute. Breaking the Short Term Cycle. (July, 2006) http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2006.n1.4194.aspx
2 The Conference Board. “Linking Executive Compensation to Sustainability Performance” (May, 2012) https://www.conference-board.org/retrievefile.cfm?filename=TCB-DN-V4N11-12.pdf&type=subsite

RESOLVED: Entergy shareholders request that the Board’s Personnel Committee, create a new compensation incentive, when setting senior executive compensation and/or bonuses, that directly and routinely rewards specific, measurable reductions of tons of carbon emitted by Entergy in the preceding year.

RATIONALE FOR A YES VOTE

A.	ENTERGY’S COMPENSATION STRUCTURE ENCOURAGES THE COMPANY TO KEEP RISKY COAL PLANTS OPEN
Entergy’s compensation structure, which is focused on earnings per share, encourages the company’s leadership to maximize its net income by prolonging the life of its existing coal generation. While “cheap” in the near term, this strategy exposes the company and its shareholders to regulatory risk and stranded assets.  This is because Entergy has substantial carbon risk exposure, with the 15th highest level of emissions of U.S. electric power producers.3 Entergy also owns 3 of the nation’s 100 most polluting power plants, and its coal fleet has the highest coal emissions intensity rate of the top 10 largest U.S. electric power producers.4 Pollution from Entergy’s coal plants have been the subject of ongoing controversy. A 2010 study found that pollution from Entergy’s White Bluff and Independence plants (Arkansas, still operating) likely resulted in the equivalent of 120 deaths, 178 heart attacks, 1970 asthma attacks, and more, representing $923,000 in health harms.5

The EPA is moving forward on several new regulations that will require costly upgrades to Arkansas’ coal plants, which could shutter 76% of Arkansas’ coal generation.6 Unlike peers, Entergy has not been transparent on the estimated costs of compliance with these rules, nor has not made target retirement dates for plants public. Should Entergy move forward with upgrade investments to keep its coal plants open, then be forced to shutter them due to regulation, shareholders could be vulnerable to significant unrecoverable charges. An executive incentive for carbon reduction would help orient the leadership to stop attempting to wring value from coal operations that represent more risk than reward, and would incentivize investments in low carbon generation.

3 Ceres. Benchmarking Utility Air Emissions (July 2014) http://www.nrdc.org/air/pollution/benchmarking/files/benchmarking-2014.pdf
4 Environment America. America’s Dirtiest Power Plants: Polluters on a Global Scale. (Sept, 2014). http://www.environmentamericacenter.org/sites/environment/files/reports/EA_Dirtiest_power_plants_scrn_0.pdf. [See note 2 coal intensity data; comparing data from top 10 electric power producers. Power plant data from]
5 Clean Air Tasks Force. Death and Disease from Power Plants. http://www.catf.us/fossil/problems/power_plants/ [Figures based on estimate from data in tool]
6 The City Wire. “Manufacturers' study: New EPA rules could cost Arkansas 10,000 jobs”. (July, 2014) http://www.thecitywire.com/node/34066#.VR2mc_nF-Sg. [Note costs cited in the article are only an estimate for the ozone rule, one of several EPA rules affecting Arkansas coal generation. Other rules include regulations on mercury, regional haze, water cooling, cross state pollution, coal ash, and the Clean Power Plan which requires state level carbon reductions.]

B.	ENTERGY’S CARBON “STABILIZATION” PROGRAM IS INEFFECTIVE-- EMISSIONS ARE RISING
Entergy’s climate management program focuses on its ‘voluntarily carbon stabilization goal’. However the Company is not clear with stakeholders that its net corporate carbon emissions are hardly stabilized, and rose in 2008, 2009, 2010, 2011, 2013 and 2014.7  Thus Entergy’s voluntary carbon stabilization claims are thus not useful to investors, and reflects troubling transparency on whether the company is taking action to meaningfully manage its carbon risk. The reality of the company’s rising carbon emissions is in stark contrast to utility peers, many of whom have peaked carbon output. A carbon reduction metric would increase carbon management transparency for investors, and would encourage Entergy’s leadership to reduce carbon pollution rather than continuing its ineffective “stabilization” program.

C.	ENTERGY LAGS PEERS ON RENEWABLE ENERGY ADOPTION
Entergy is ranked poorly compared to utility peers on renewable energy and energy efficiency deployment. A 2014 report ranked Entergy’s renewable energy sales 4th lowest of those studied (28th out of 32 of the largest U.S. investor owned utilities), with renewable energy representing less than a percent (0.64%) of its 2012 electricity sales. 8 The same study ranked Entergy last (32nd of 32) on cumulative energy efficiency sales, at just 0.13% of Entergy’s 2012 electricity sales.9 Unlike peers, Entergy’s renewable energy generation is decreasing; from 2008 to 2013, Entergy’s hydroelectric and renewable energy generation decreased 25%.10 As of 2014, “Entergy currently has no cap-ex planned for renewable energy capacity development.”11 The absence of planning to bring on substantial renewables leaves Entergy behind peers, and positions the comp any to lag into the future, which is already rewarding utilities with the robust renewable energy investments. An executive incentive for carbon reduction would encourage Entergy’s executive team to invest in energy efficiency and renewable energy, better aligning Entergy with its shareholder’s best interests and with the rest of the U.S. electric power sector.

7 American Carbon Registry. Entergy Corporation Corporate GHG Inventory Reporting. (Accessed April, 2015). http://americancarbonregistry.org/how-it-works/accounts/entergy-corporation-corporate-ghg-inventory-reporting. [As of April 2015 Entergy’s total corporate carbon emission data from 2006 on is still available on the American Carbon Registry]
8 Ceres. Benchmarking Utility Clean Energy Deployment: 2014 – Ranking 32 of the Largest U.S. Investor-Owned Electric Utilities on Renewable energy & Energy Efficiency. (July 2014). http://www.ceres.org/resources/reports/benchmarking-utility-clean-energy-deployment-2014
9 Ceres. Benchmarking Utility Clean Energy Deployment: 2014 – Ranking 32 of the Largest U.S. Investor-Owned Electric Utilities on Renewable energy & Energy Efficiency. (July 2014). http://www.ceres.org/resources/reports/benchmarking-utility-clean-energy-deployment-2014
10 CDP. Investor CDP 2014 Information Request Entergy - Corporation (2014), EU2.1g & EU2.1h. http://entergy.com/content/our_community/pdfs/Entergy_2014_CDP_Final.pdf
11CDP. Investor CDP 2014 Information Request Entergy - Corporation (2014) EU 4.3. http://entergy.com/content/our_community/pdfs/Entergy_2014_CDP_Final.pdf

D.	EXECUTIVE INCENTIVE FOR CARBON REDUCTION WOULD ASSIST ENTERGY IN LOW CARBON INVESTMENTS BEYOND ITS CONTROVERSIAL NUCLEAR FLEET
Entergy’s aging nuclear fleet reduces its carbon emissions rate by diluting its coal plant pollution with zero-emissions nuclear power. However Entergy has faced fleet-wide political opposition in its efforts to obtain operating license renewals, creating uncertainty as to the future of the fleet. The opposition was so intense that in 2013 Entergy closed its plant ‘Vermont Yankee’ plant ahead of schedule, even with an operating license approval in hand.12  Similarly, Entergy faced stiff opposition renewing its permit for the “Pilgrim” Nuclear Plant in Massachusetts, where the local community protested, the state government sued, and the state’s then-governor, state assembly members, and Congressional representatives objected to the renewal.13 Entergy may also eventually be unable to acquire a permit for its Indian Point plant, located outside of New York, which is similarly controversial.14 An executive incentive to reduce carbon would incent the company’s executive team to pursue carbon reduction methods beyond nuclear.

E.	CARBON REDUCTION AND MANAGEMENT RESULTS IN IMPROVED FINANCIAL PERFORMANCE
Research demonstrates that carbon management yields financial performance. When corporations track, manage, and reduce carbon impacts, various financial indicators improve. These include improved return on equity, stronger dividends, lower earnings volatility, reduced emissions and regulatory risk.15 Another report identifies business benefits of carbon management including commodity price certainty, responding to customer demand for low carbon solutions, reduced overhead, improved leadership and branding.16 A third analysis confirms that “firms with stronger ESG policies also enjoy increased efficiency and higher valuations than their peers.”17 This could benefit Entergy whose financial performance, mediocre beside peers, is flagging in the first quarter of 2015.

CONCLUSION

Rather than pursuing a plan for a low carbon business model that would position it for ongoing competitiveness, Entergy is prolonging the life of its coal plants, with corresponding rising emissions. An executive compensation incentive rewarding carbon reductions could align Entergy’s business planning with fundamental shifts in the energy sector toward low-carbon infrastructure, thereby helping to secure shareholder value into the future.

12 New York Time. “Vermont Yankee Plant to Close Next Year as the Nuclear Industry Retrenches”. (Aug, 2013) http://www.nytimes.com/2013/08/28/science/entergy-announces-closing-of-vermont-nuclear-plant.html?_r=0
13 Bloomberg. “Massachusetts Loses Challenge to Entergy License Renewal”. (Feb, 2013). http://www.bloomberg.com/news/articles/2013-02-26/massachusetts-loses-challenge-to-entergy-license-renewal ; CBS Boston. “Protesters Use Cape Traffic To Protest Pilgrim Nuclear Power Plant”. (Sep, 2013) http://boston.cbslocal.com/2013/09/02/protesters-use-cape-traffic-to-protest-pilgrim-nuclear-power-plant/ ; WGBH “Power Struggle: The Fight Over Pilgrim Nuclear” http://www.wgbh.org/articles/Power-Struggle-The-Fight-Over-Pilgrim-Nuclear-4874; Cape Code Time. “Governor Patrick Seeks Pilgrim Nuke Plant Review” (May, 2012). http://www.capecodtimes.com/article/20120508/NEWS/205080331/-1/NEWS01?template=printart.
14 WAMC Northeast Public Radion.“NRC Rules On Contentions Raised For Indian Point Relicensing”. (March, 2015). http://wamc.org/post/nrc-rules-contentions-raised-indian-point-relicensing
15 CDP. S&P500 Leaders Report. (2014). https://www.cdp.net/CDPResults/CDP-SP500-leaders-report-2014.pdf
 [note that because utility return on equity is capped by regulation, the ROE trend does not follow in the power sector]
16 Ceres. Power Forward 2.0. (2014). http://www.ceres.org/resources/reports/power-forward-2.0-how-american-companies-are-setting-clean-energy-targets-and-capturing-greater-business-value
17 Gillan, Hartzell, Koch, Starks. University of Pittsburg Firm’s Environmental, Social and Governance (ESG) Choices, Preformance and Managerial Motivation 2020. (Nov, 2010) http://business.pitt.edu/katz/sites/default/files/koch3.pdf